UNITED STATES
			SECURITIES AND EXCHANGE COMMISSION
			      Washington, D.C. 20549


				  Schedule 13D


			Under the Securities Exchange Act of 1934


				Aerobic Creations, Inc.

				   (Name of Issuer)

				     Common Stock

			   (Title of Class of Securities)

				     00772P100


			           (CUSIP Number)

				Bartly Loethen
				730 West Randolph, 6th Floor
				Chicago, IL 60661
				312-454-0015
	_______________________________________________________________________

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    April 14, 2006
	_______________________________________________________________________

             	    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s240.13d-7 for other parties to whom copies are to be sent.

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shallbe subject to all other provisions of the Act (however, see the Notes).


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 1      Name of Reporting Person.

       Bartly J. Loethen

        I.R.S. Identification Nos. of Above Persons (entities only).
-----------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a) ........................................................ [ ]
       (b) ........................................................ [ ]
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 3     SEC Use Only
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 4     Source of Funds (See Instructions)  PF
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 5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e) [  ]
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6     Citizenship or Place of Organization

      United States
-----------------------------------------------------------------------
       Number of
       Shares
       Beneficially         7    Sole Voting  Power.........1,000,000
       Owned by             8    Shared Voting Power ................ 0
       Each                 9    Sole Dispositive Power.....1,000,000
       Reporting           10    Shared Dispositive Power ........... 0
       Person
       With

 11    Aggregate Amount Beneficially Owned by Reporting Persons

				1,000,000
-----------------------------------------------------------------------
 12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [  ]
-----------------------------------------------------------------------
 13    Percent of Class Represented by Amount in Row (11)

       	55.55%
-----------------------------------------------------------------------
 14    Type of Reporting Person (See Instructions)

       IN
-----------------------------------------------------------------------


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Item 1.  Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock ("Common Stock") of Aerobic Creations, Inc.,a Nevada corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Act. The principal executive offices of the Issuer is located at 201 - 15225 Thrift Avenue, White Rock, B.C., Canada V4B 2K9.
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Item 2.  Identity and Background.

     (a) The name of the person filing this statement is Bart Loethen
(the "Reporting Person").
	---------------------------------------------------------------
     (b) The Reporting Person's principal business office is located at
730 West Randolph, 6th Floor, Chicago, Illinois, 60661.
	---------------------------------------------------------------
     (c) The Reporting Person is a founding partner of Synergy Law Group, L.L.C., which is located at 730 West Randolph, 6th Floor, Chicago,
Illinois 60661.
---------------------------------------------------------------
     (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding.
	---------------------------------------------------------------
     (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.
	---------------------------------------------------------------
     (f) The Reporting Person is a citizen of the United States of America.
	---------------------------------------------------------------
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Item 3.  Source and Amount of Funds or Other Consideration.

   In acquiring 1,000,000 shares of Common Stock, the Reporting Person used $75,000 of his personal funds.

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Item 4.  Purpose of Transaction.

      On April 13, 2006, the Reporting Person entered into a Stock Purchase Agreement (the "Purchase Agreement") to purchase 1,000,000 shares of Common Stock, from Norm and Nicole Funk,whereby the $75,000 and stock certificates representing such shares of Common Stock were held in escrow and released to the respective parties on April 14, 2006. A copy of the Purchase Agreement is attached hereto as Exhibit 1.

(a)	Not Applicable
(b)	It is anticipated that the Issuer will be merged with and into a
Delawarecorporation, in order to move the domicile of the Issuer to the State of Delaware. It also anticipated that, as part of such merger, the by-laws of the Issuer will be amended so as to change its corporate name, increase the authorized shares of commonstock, and authorize the issuance of preferred stock.
(c)	Not applicable.
(d)	On April 13, 2006, the then current director of the Issuer appointed the Reporting Person of the Issuer. Also, on April 13, 2006, the then-current Chief Executive Officer, Chief Financial Officer, President
and Treasurer of the Issuer resigned and was replaced by the Reporting
Person.
(e)	Reference the response in subpart (b) above.
(f)	Reference the response in subpart (b) above.
(g)	Reference the response in subpart (b) above.
(h)	Not Applicable.
(i)	Not Applicable.
(j)	Not Applicable.


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Item 5.  Interest in Securities of the Issuer.

     (a) The Reporting Person owns 1,000,000 shares of Common Stock of the Issuer equivalent to approximately 55.55% of the Common Stock of the
Issuer.
	----------------------------------------------------------------
     (b) The Reporting Person has the sole power to direct the vote of all such shares.
	----------------------------------------------------------------
     (c) The transactions in the Issuer Common Stock that were effected by the Reporting Person, during the past 60 days were the following:

    	The Reporting Person purchased 1,000,000 shares of Common Stock of the Issuer from Norm and Nicole Funk, pursuant to a stock purchase agreement dated April 13, 2006 for $75,000 in cash.

     (d) No other person other than the Reporting Person, to his knowledge, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of,the Common Stock owned beneficially by the Reporting Person.

      (e)	Not Applicable

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Item 6.  Contracts, Arrangements, Understandings or Relationships with
	  Respect to securities of the Issuer.

     None.
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Item 7.  Materials to be Filed as Exhibits.

     Exhibit 1 is the Stock Purchase Agreement, dated April 13, 2006.
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SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 21, 2006
       ---------------------------------------



	/s/ Bartly Loethen
       ---------------------------------------


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed orprinted beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)